

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2019

By E-Mail

Andrew M. Freedman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

      Re: **MiMedx Group, Inc.**
            Response Letter filed May 22, 2019 re: Soliciting Materials filed pursuant to
               Rule 14a-12 on May 7, 2019
            Filed by Prescience Partners, LP et. al.
            File No. 001-35887

Dear Mr. Freedman:

We have reviewed your filing and have the following comments.

Soliciting Materials

1.   We reissue prior comment 1 in part. Please provide us additional information to describe how Mr. Barry and Ms. Behrens gained turnaround strategy experience at Sarepta.

Please direct any questions to me at (202) 551-3619.

            Sincerely,

            /s/ Daniel F. Duchovny
            Daniel F. Duchovny
            Special Counsel
            Office of Mergers and Acquisitions